Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

Quantum Computing Has Arrived

July 26, 2022

NetworkNewsWire Editorial Coverage: The world may be on the cusp of a new generation of computing. Its name? Quantum computing. Much like its precursors, quantum computing doesn’t have a sole inventor or a single brand; it is the collective product of decades of work by many of the brightest minds in science and technology. The nascent industry is highly complex employing varied approaches to harness the power of quantum mechanics to solve challenges that classic computers simply cannot handle. A paradigm shift of computing may be coming, and it would have a far-reaching impact. Currently real, practical quantum computing applications are helping solve a myriad of business challenges. Hundreds of early quantum applications have been built attempting to address resource scheduling, mobility, logistics, drug-discovery, portfolio optimization and manufacturing processes. The world’s first commercial supplier of quantum computers, D-Wave Systems Inc. (“D-Wave”) is a leader in the development and delivery of quantum computing systems, software, and services and is the only company building both annealing quantum computers and gate-model quantum computers. D-Wave’s customers include more than two dozen of the Forbes Global 2000 companies, including Volkswagen, Accenture, NEC Corporation and Lockheed Martin. Of major interest is that D-Wave is working to complete a business combination transaction (Business Combination) with blank-check company DPCM Capital Inc. (NYSE: XPOA) (DPCM Capital Profile) to bring it public. In geekdom, D-Wave is already a household name, but as a public company, it is expected to gain even greater recognition for its products and services by helping to bring quantum computing into the mainstream. Other companies, such as Microsoft Corporation (NASDAQ: MSFT), Alphabet Inc. (NASDAQ: GOOGL), International Business Machines Corporation (NYSE: IBM) and Honeywell International Inc. (NASDAQ: HON), are also seeking to make significant contributions to quantum computing.

•	D-Wave offers the only commercial end-to-end quantum solution, encompassing hardware, software, real-time quantum cloud service, developer tools and powerful quantum hybrid solvers.

•	The company counts more than two dozen Fortune Global 2000 companies as clients.

•	D-Wave’s client roster includes Volkswagen, GlaxoSmithKline, Save-On-Foods, Lockheed Martin and DENSO, among others.

Targeting a Major Market

Since the early days of computers, engineers have looked for ways to process calculations more rapidly and how to utilize comprehensive analytics to make prescient decisions. Each new generation of computers, from the transistor to the microprocessor, has gotten smaller and more powerful, improving on the prior iteration. These advancements have dovetailed with, and supported the emergence of, the worldwide web and the proliferation of smartphones and voice assistants. Just as those technical advancements have become engrained in countless global industries and cultures, quantum computing has the potential to represent the next technological breakthrough.

Bringing quantum phenomena, such as superposition and entanglement, into computers to perform computations may sound like science fiction or technology that’s still light years away, but it’s happening now in real time. Hundreds of early quantum computing applications are emerging today that are seeking to address a litany of business challenges. As it happens, quantum computing’s value may be enhanced against the backdrop of supply chain disruptions, inflation, employment strains, ESG (environmental, social, and governance) initiatives and other complexities testing companies’ decisions to optimize efficiency in scheduling, logistics, drug discovery, manufacturing and more.

Boston Consulting Group notes that the quantum computing total addressable market (TAM) could reach up to $5 billion in the near term and between $450 and $850 billion by 2040, with combinatorial optimization problems, which are best suited for annealing systems, representing approximately 24% to 26% of the TAM, which translates to $500 million to $1.2 billion in the near term, potentially growing to $112 billion to $212 billion longer term. The 20% of this TAM that is expected to be available to quantum hardware, software and service providers such as D-Wave is $100 million to $250 million in the near term, potentially growing to $22 billion to $42 billion longer term.

DPCM Capital Inc. Class A (NYSE: XPOA) was formed as a special purpose acquisition (“SPAC”) company in 2020 with D-Wave Quantum Inc. (D-Wave Quantum), a wholly owned subsidiary of DPCM Capital and the anticipated parent company of D-Wave and DPCM Capital following the Business Combination, subsequently filing a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) for the Business Combination. Earlier this month, the SEC declared the Form S-4 effective, setting the stage for a vote by DPCM Capital shareholders on Aug. 2, 2022, to approve the Business Combination, pursuant to which D-Wave and DPCM Capital will become wholly owned subsidiaries of D-Wave Quantum, with the shares of common stock and warrants of D-Wave Quantum to be listed on the NYSE.

D-Wave is a proven leader in quantum computing systems, software and services—and the only quantum company building both annealing and gate-model quantum computers. And this is all happening at a time when businesses are beginning to explore quantum computing as a business advantage, a strategic priority and a competitive advantage.

Both annealing and gate-model quantum computers have advantages important for their particular applications. Annealing quantum computers are highly efficient at solving optimization problems. D-Wave has made annealing commercially available today.

Gate-based quantum computers are good for applications that include material and quantum simulations by using basic circuit operations (called “gates”) and assembling them in any sequence to build increasingly complex algorithms. However, the programming is extremely complicated, usage comes with a higher learning curve, and the technology is still years away from commercialization. There is a distinct bifurcation in the strengths of annealing and gate-model, meaning that development of both types is warranted and, in fact, needed. D-Wave is both capitalizing on current demand and ahead of the curve for the future.

D-Wave is differentiated from others in the space. The company boasts a robust product portfolio and significant IP portfolio of 200-plus U.S. patents already granted and more than 200 additional issued and pending patents worldwide applicable to both annealing and gate-based quantum computing. D-Wave is the only complete commercial end-to-end quantum solution in an entirely new ecosystem, encompassing hardware, software, real-time quantum cloud service, developer tools and powerful quantum hybrid solvers.

First to Leap to Real-World Use

Understanding the science of quantum computing is obviously not simple for most laypersons. What is easy to understand is that scientists and engineers are increasingly reliant on “supercomputers,” which are essentially upsized versions of conventional computers using more CPU and GPU cores. However, simply adding cores doesn’t translate into efficiently solving highly complex problems with a very high number of variables.

Enter quantum computing, which, as described by D-Wave CEO Alan Baratz in an analyst day presentation earlier this year, uses quantum mechanical effects to: 1) solve exponentially hard problems currently unsolvable by conventional computers (e.g., global weather modeling) and/or 2) solve difficult computational problems faster than they can be solved using classical computers (e.g., operational problems that can help a company reduce costs and increase revenue).

D-Wave is a full-stack quantum computing provider pioneering the Quantum Computer as a Service (“QCaaS”) model. As with the Software as a Service (“SaaS”) business model, QCaaS is a cloud service that provides customers with access to quantum computing platforms through the internet. With more than 180 employees, including 36 PhDs, the company has spent 12 years developing its offerings, including Leap, the first and only real-time quantum cloud platform, and Advantage, a 5,000-qubit system and D-Wave’s fifth-generation quantum computer, as well as many early quantum and quantum hybrid applications, with some moving into production. The company also offers professional services, where it generates revenue from application development, consulting and other services to meet its clients’ needs in understanding the power of hybrid quantum applications and reduce the need for classical heuristic problem solving.

Real Revenue

D-Wave operates a recurring revenue model with its Leap quantum cloud service, which currently generates a significant portion of the company’s revenue. Clients use applications that require quantum compute cycles, which they pay D-Wave to access on the Leap platform that encompasses the Advantage system, as well as other quantum hybrid solvers. The company’s remaining revenue is derived from professional services where the D-Wave team helps customers understand which applications can most benefit from quantum computing and how to build and implement those quantum hybrid applications.

As the only known company with a commercialized quantum annealing service, D-Wave is differentiated by generating commercial revenue versus funding through government research or national institution funding.

Significant Customers, Relentless Product Delivery

Significant customers recognize and appreciate the benefits of Leap and Advantage, evidenced by D-Wave’s client portfolio. The company boasts more than two dozen Fortune Global 2000 clients, including Volkswagen, GlaxoSmithKline, Save-On-Foods, Lockheed Martin and DENSO, to name just a few.

These enterprise customers accounted for 68% of the company’s QCaaS revenue in 2021. These leading companies lean on D-Wave, which has built early quantum applications with its customers in diverse areas such as resource scheduling, mobility, logistics, drug discovery, portfolio optimization, manufacturing processes and more. Other uses include protein design, patient clinical trials and machine-learning training models.

The company’s transformative quantum computing service, Leap, was launched in 2018 to provide access to D-Wave’s quantum computer as the company transitioned from government and academic to commercial customers. In 2020, the fifth-generation quantum computer, Advantage, was launched.

The impact quantum computing can make in the space is exemplified by the fact that an earlier D-Wave system (the 2000Q) was able to perform the magnetic materials phase translation computation known as the Kosterlitz/Thouless phase transition (the theory behind it won the Noble Prize in Physics in 2016) three million times faster than it can be performed using the traditional Monte Carlo approach on a classical system, the program of choice for solving the problem.

And last month the company introduced an experimental prototype of its sixth-generation quantum computer called Advantage2, available through the Leap service, demonstrating a relentless focus on product development and delivery.

Pursuing the TAM

Since the annealing quantum computer is a native optimization engine, it appears that D-Wave will own the market for annealing for combinatorial optimization. Going forward, other computational problem solving will be realized in the areas of linear algebra and factorization (i.e., machine learning and cryptography), and use cases in differential equations, such as materials simulations, will also open up via further development of annealing and the evolution of gate model systems. Several companies are taking different approaches and making significant contributions to the field of quantum computing. Based on their public statements:

Microsoft Corporation (NASDAQ: MSFT) is building Azure Quantum, which takes a comprehensive approach to all layers of the computing stack. Microsoft currently has all the building blocks of a topological qubit, a new and unique qubit that will be faster, smaller and more reliable than other qubits. In time, topological qubits are expected to power Microsoft’s fully scalable, highly secure, next-generation quantum computer.

Alphabet Inc. (NASDAQ: GOOGL) recently spun off its quantum technology group Sandbox AQ, an enterprise SaaS company delivering solutions at the nexus of quantum tech and AI. The Google parent is provider of tools dedicated to quantum computing, including Cirq, an open-source framework for programming quantum computers.

International Business Machines Corporation (NYSE: IBM) has released its quantum computing roadmap, including plans for four new quantum processors. In its initiatives, IBM has amassed a community of clients and partners comprised of Fortune 500 companies, academic institutions, national labs and startups, along with what it says are 20-plus of the most powerful gate-based quantum systems in the world.

Honeywell International Inc. (NASDAQ: HON) has spent more than a decade working on quantum computing to shape the adoption and integration of quantum information systems into the industries it serves. In November 2021, Honeywell’s Quantum Solutions and Cambridge Quantum combined to form Quantinuum, a company it touts as “the world’s largest integrated quantum computing company.”

Decades in the making, quantum computing has been a slow journey to fruition, but the sector has picked up steam with the realization that quantum computing has arrived, and the technology has matured to commercialization. A growing number of companies will undoubtedly be considering the solutions that quantum computing offers, problems that are far beyond the capacity of conventional computers.

For more information about D-Wave Systems and DPCM Capital, please visit DPCM Capital Inc.

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Important Information About the Proposed Transaction between D-Wave Systems Inc. “D-Wave” and DPCM Capital, Inc. “DPCM Capital” and Where to Find It:

A full description of the terms of the transaction between D-Wave and DPCM Capital is provided in a registration statement on Form S-4, as amended, filed with the Securities and Exchange Commission (the “SEC”) by D-Wave Quantum Inc. that includes a prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the transaction. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read the proxy statement/ prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the transaction. DPCM Capital commenced mailing the definitive proxy statement/prospectus to its stockholders on or about July 13, 2022 in connection with the transaction. Stockholders also may obtain a copy of the registration statement on Form S-4, as amended—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mward@hstrategies.com. The definitive proxy statement/prospectus included in the registration statement, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding the proposed transaction, including the structure of the proposed transaction; the total addressable market for quantum computing; the increased adoption of quantum computing solutions and expansion of related market opportunities and use cases; and the anticipated benefits of the proposed transaction. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including risks relating to general economic conditions, risks relating to the immaturity of the quantum computing market and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DPCM Capital’s Annual Report on Form 10-K filed with the SEC on March 15, 2022, and in the proxy statement/prospectus filed by D-Wave Quantum Inc. in connection with the proposed transaction, and other filings with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM Capital, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D- Wave Quantum Inc., DPCM Capital, or D-Wave, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus for the transaction. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, is included in the definitive proxy statement/prospectus.